Exhibit 99.3

CONSENT OF QUALIFIED PERSON

TO:	British Columbia Securities Commission
Alberta Securities Commission
Financial and Consumer Affairs Authority of Saskatchewan
Manitoba Securities Commission
Ontario Securities Commission
Autorité des marchés financiers du Québec
Financial and Consumer Services Commission (New Brunswick)
Nova Scotia Securities Commission
Office of the Superintendent of Securities Service Newfoundland and Labrador
Office of the Superintendent of Securities (Prince Edward Island)
Northwest Territories Securities Office
Nunavut Securities Office
Office of the Superintendent of Securities (Yukon Territory)

AND TO:	Asanko Gold Inc.

Dear Sirs/Mesdames:

RE:	Asanko Gold Inc. (the “Company”)

I, Charles Johannes Muller, am an author of the technical report entitled “Asanko Gold Mine Phase 2 Pre-feasibility Study”, with an effective date of 29 June 2015 (the “Technical Report”).

I hereby consent to the public filing of the Technical Report, and to the use of extracts from, or a summary of, the Technical Report in the press release of the Company dated 14 May 2015 (the “Disclosure Document”).

I confirm that I have read the Disclosure Document and that the Disclosure Document fairly and accurately represents the information contained in the sections of the Technical Report for which I am responsible.

Yours truly,
Charles Johannes Muller
Director – Mineral Resources
CJM Consulting (Pty) Ltd

Registration Number: 2005/042496/07 DRA Minerals Park / 3 Inyanga Close / Sunninghill / 2157 PO Box 3567 / Rivonia / South Africa / 2128 Telephone: +27 (0)11 202 8600

www.DRAglobal.com	DRA PROJECTS SA (PTY) LTD

Directors:	J.K. de Bruin Pr Eng (Managing) / G. Bezuidenhout / R.H. Drew Pr Eng / G.L. du Plessis Pr Tech Eng, Cert Eng / A.Z. Fynes-Clinton Pr Eng / N.J. Goddard Pr Eng / P.M.B. Howard PMP / E.P. Scholtz Pr Eng, PMP / G.F. Smith Pr Eng / P.S. Venter B Comm Hons

 CONSENT OF QUALIFIED PERSON

TO:	British Columbia Securities Commission
Alberta Securities Commission
Financial and Consumer Affairs Authority of Saskatchewan
Manitoba Securities Commission
Ontario Securities Commission
Autorité des marchés financiers du Québec
Financial and Consumer Services Commission (New Brunswick)
Nova Scotia Securities Commission
Office of the Superintendent of Securities Service Newfoundland and Labrador
Office of the Superintendent of Securities (Prince Edward Island)
Northwest Territories Securities Office
Nunavut Securities Office
Office of the Superintendent of Securities (Yukon Territory)

AND TO:	Asanko Gold Inc.

Dear Sirs/Mesdames:

RE:	Asanko Gold Inc. (the “Company”)

I, Thomas Kwabena Obiri-Yeboah, am an author of the technical report entitled “Asanko Gold Mine Phase 2 Pre-feasibility Study”, with an effective date of 29 June 2015 (the “Technical Report”).

I hereby consent to the public filing of the Technical Report, and to the use of extracts from, or a summary of, the Technical Report in the press release of the Company dated 14 May 2015 (the “Disclosure Document”).

I confirm that I have read the Disclosure Document and that the Disclosure Document fairly and accurately represents the information contained in the sections of the Technical Report for which I am responsible.

Yours truly,
Thomas Obiri-Yeboah
Senior Mining Engineer

Registration Number: 2005/042496/07 DRA Minerals Park / 3 Inyanga Close / Sunninghill / 2157 PO Box 3567 / Rivonia / South Africa / 2128 Telephone: +27 (0)11 202 8600

www.DRAglobal.com	DRA PROJECTS SA (PTY) LTD

Directors:	J.K. de Bruin Pr Eng (Managing) / G. Bezuidenhout / R.H. Drew Pr Eng / G.L. du Plessis Pr Tech Eng, Cert Eng / A.Z. Fynes-Clinton Pr Eng / N.J. Goddard Pr Eng / P.M.B. Howard PMP / E.P. Scholtz Pr Eng, PMP / G.F. Smith Pr Eng / P.S. Venter B Comm Hons

CONSENT OF QUALIFIED PERSON

TO:	British Columbia Securities Commission
Alberta Securities Commission
Financial and Consumer Affairs Authority of Saskatchewan
Manitoba Securities Commission
Ontario Securities Commission
Autorité des marchés financiers du Québec
Financial and Consumer Services Commission (New Brunswick)
Nova Scotia Securities Commission
Office of the Superintendent of Securities Service Newfoundland and Labrador
Office of the Superintendent of Securities (Prince Edward Island)
Northwest Territories Securities Office
Nunavut Securities Office
Office of the Superintendent of Securities (Yukon Territory)

AND TO:	Asanko Gold Inc.

Dear Sirs/Mesdames:

RE:	Asanko Gold Inc. (the “Company”)

I, Glenn Bezuidenhout, am an author of the technical report entitled “Asanko Gold Mine Phase 2 Pre-feasibility Study”, with an effective date of 29 June 2015 (the “Technical Report”).

I hereby consent to the public filing of the Technical Report, and to the use of extracts from, or a summary of, the Technical Report in the press release of the Company dated 14 May 2015 (the “Disclosure Document”).

I confirm that I have read the Disclosure Document and that the Disclosure Document fairly and accurately represents the information contained in the sections of the Technical Report for which I am responsible.

Yours truly,
Glenn Bezuidenhout
Process Director

Registration Number: 2005/042496/07 DRA Minerals Park / 3 Inyanga Close / Sunninghill / 2157 PO Box 3567 / Rivonia / South Africa / 2128 Telephone: +27 (0)11 202 8600

www.DRAglobal.com	DRA PROJECTS SA (PTY) LTD

Directors:	J.K. de Bruin Pr Eng (Managing) / G. Bezuidenhout / R.H. Drew Pr Eng / G.L. du Plessis Pr Tech Eng, Cert Eng / A.Z. Fynes-Clinton Pr Eng / N.J. Goddard Pr Eng / P.M.B. Howard PMP / E.P. Scholtz Pr Eng, PMP / G.F. Smith Pr Eng / P.S. Venter B Comm Hons

 CONSENT OF QUALIFIED PERSON

TO:	British Columbia Securities Commission
Alberta Securities Commission
Financial and Consumer Affairs Authority of Saskatchewan
Manitoba Securities Commission
Ontario Securities Commission
Autorité des marchés financiers du Québec
Financial and Consumer Services Commission (New Brunswick)
Nova Scotia Securities Commission
Office of the Superintendent of Securities Service Newfoundland and Labrador
Office of the Superintendent of Securities (Prince Edward Island)
Northwest Territories Securities Office
Nunavut Securities Office
Office of the Superintendent of Securities (Yukon Territory)

AND TO:	Asanko Gold Inc.

Dear Sirs/Mesdames:

RE:	Asanko Gold Inc. (the “Company”)

I, David Morgan, am an author of the technical report entitled “Asanko Gold Mine Phase 2 Pre-feasibility Study”, with an effective date of 29 June 2015 (the “Technical Report”).

I hereby consent to the public filing of the Technical Report, and to the use of extracts from, or a summary of, the Technical Report in the press release of the Company dated 14 May 2015 (the “Disclosure Document”).

I confirm that I have read the Disclosure Document and that the Disclosure Document fairly and accurately represents the information contained in the sections of the Technical Report for which I am responsible.

Yours truly,
David Morgan
Managing Director

Registration Number: 2005/042496/07 DRA Minerals Park / 3 Inyanga Close / Sunninghill / 2157 PO Box 3567 / Rivonia / South Africa / 2128 Telephone: +27 (0)11 202 8600

www.DRAglobal.com	DRA PROJECTS SA (PTY) LTD

Directors:	J.K. de Bruin Pr Eng (Managing) / G. Bezuidenhout / R.H. Drew Pr Eng / G.L. du Plessis Pr Tech Eng, Cert Eng / A.Z. Fynes-Clinton Pr Eng / N.J. Goddard Pr Eng / P.M.B. Howard PMP / E.P. Scholtz Pr Eng, PMP / G.F. Smith Pr Eng / P.S. Venter B Comm Hons

CONSENT OF QUALIFIED PERSON

TO:	British Columbia Securities Commission
Alberta Securities Commission
Financial and Consumer Affairs Authority of Saskatchewan
Manitoba Securities Commission
Ontario Securities Commission
Autorité des marchés financiers du Québec
Financial and Consumer Services Commission (New Brunswick)
Nova Scotia Securities Commission
Office of the Superintendent of Securities Service Newfoundland and Labrador
Office of the Superintendent of Securities (Prince Edward Island)
Northwest Territories Securities Office
Nunavut Securities Office
Office of the Superintendent of Securities (Yukon Territory)

AND TO:	Asanko Gold Inc.

Dear Sirs/Mesdames:

RE:	Asanko Gold Inc. (the “Company”)

I, Doug Heher, am an author of the technical report entitled “Asanko Gold Mine Phase 2 Pre-feasibility Study”, with an effective date of 29 June 2015, 2014 (the “Technical Report”).

I hereby consent to the public filing of the Technical Report, and to the use of extracts from, or a summary of, the Technical Report in the press release of the Company dated 14 May 2015 (the “Disclosure Document”).

I confirm that I have read the Disclosure Document and that the Disclosure Document fairly and accurately represents the information contained in the sections of the Technical Report for which I am responsible.

Yours truly,
Doug Heher
Project Manager

Registration Number: 2005/042496/07 DRA Minerals Park / 3 Inyanga Close / Sunninghill / 2157 PO Box 3567 / Rivonia / South Africa / 2128 Telephone: +27 (0)11 202 8600

www.DRAglobal.com	DRA PROJECTS SA (PTY) LTD

Directors:	J.K. de Bruin Pr Eng (Managing) / G. Bezuidenhout / R.H. Drew Pr Eng / G.L. du Plessis Pr Tech Eng, Cert Eng / A.Z. Fynes-Clinton Pr Eng / N.J. Goddard Pr Eng / P.M.B. Howard PMP / E.P. Scholtz Pr Eng, PMP / G.F. Smith Pr Eng / P.S. Venter B Comm Hons

CONSENT OF QUALIFIED PERSON

TO:	British Columbia Securities Commission
Alberta Securities Commission
Financial and Consumer Affairs Authority of Saskatchewan
Manitoba Securities Commission
Ontario Securities Commission
Autorité des marchés financiers du Québec
Financial and Consumer Services Commission (New Brunswick)
Nova Scotia Securities Commission
Office of the Superintendent of Securities Service Newfoundland and Labrador
Office of the Superintendent of Securities (Prince Edward Island)
Northwest Territories Securities Office
Nunavut Securities Office
Office of the Superintendent of Securities (Yukon Territory)

AND TO:	Asanko Gold Inc.

Dear Sirs/Mesdames:

RE:	Asanko Gold Inc. (the “Company”)

I, John Stansbury, am an author of the technical report entitled “Asanko Gold Mine Phase 2 Pre-feasibility Study”, with an effective date of 29 June 2015, 2014 (the “Technical Report”).

I hereby consent to the public filing of the Technical Report, and to the use of extracts from, or a summary of, the Technical Report in the press release of the Company dated 14 May 2015 (the “Disclosure Document”).

I confirm that I have read the Disclosure Document and that the Disclosure Document fairly and accurately represents the information contained in the sections of the Technical Report for which I am responsible.

Yours truly,

J S Stanbury. Pr Eng

Registration Number: 2005/042496/07 DRA Minerals Park / 3 Inyanga Close / Sunninghill / 2157 PO Box 3567 / Rivonia / South Africa / 2128 Telephone: +27 (0)11 202 8600

www.DRAglobal.com	DRA PROJECTS SA (PTY) LTD

Directors:	J.K. de Bruin Pr Eng (Managing) / G. Bezuidenhout / R.H. Drew Pr Eng / G.L. du Plessis Pr Tech Eng, Cert Eng / A.Z. Fynes-Clinton Pr Eng / N.J. Goddard Pr Eng / P.M.B. Howard PMP / E.P. Scholtz Pr Eng, PMP / G.F. Smith Pr Eng / P.S. Venter B Comm Hons